CUSIP No.	208242107
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Conn’s Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
David A. Knight
SF Holding Corp. (f/k/a Stephens Group, Inc.)
111 Center Street
Little Rock, AR 72201
(501) 377-2573
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 11, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Arkansas

7	Sole Voting Power

NUMBER OF	11,178,244

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY	0

EACH	9
REPORTING
PERSON	0

WITH	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,178,244

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

48.8

14	Type of Reporting Person (See Instructions)

OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) SF Holding Corp. (formerly, Stephens Group, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		921,538

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	921,538

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	4.0

14	Type of Reporting Person (See Instructions)

	HC, CO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☑

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		152,312

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		22,789

EACH	9	Sole Dispositive Power
REPORTING
PERSON		301,511

WITH	10	Shared Dispositive Power

		22,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	324,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	1.4

14	Type of Reporting Person (See Instructions)

	BD, CO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Trust No. One

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Bess C. Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		208,105

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	208,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.9

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		424

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		424

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	424

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		168,498

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	168,498

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.7

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		739,100

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	739,100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	3.2

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		918,123

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	918,123

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	4.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		51,282

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	51,282

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.2

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		4,356

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,356

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		51,282

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	51,282

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.2

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		4,356

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,356

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		51,282

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	51,282

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.2

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		4,356

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,356

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		565,100

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	565,100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	2.5

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) W.R. Stephens, Jr. Children’s Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		202,774

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	202,774

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.9

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) W.R. Stephens, III Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		155,489

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	155,489

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.7

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Arden Jewell Stephens Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		155,489

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	155,489

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.7

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Carol M. Stephens

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		12,019

WITH	10	Shared Dispositive Power

		202,774

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	214,793

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.9

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) W.R. Stephens, Jr. Revocable Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		424

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		1,162,954

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,163,378

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	5.1

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Pamela D. Stephens Trust One

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		1,182,864

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,182,864

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	5.2

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) MAM International Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		250,331

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	250,331

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	1.1

14	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Elizabeth S. Campbell Revocable Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Jon E.M. Jacoby

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		43,588

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		613,868

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	613,868

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	2.7

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		785

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		119,438

EACH	9	Sole Dispositive Power
REPORTING
PERSON		372,141

WITH	10	Shared Dispositive Power

		1,037,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,409,702

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	6.1

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Doug Martin IRA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		9

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		9

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	9

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		40,352

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		119,438

EACH	9	Sole Dispositive Power
REPORTING
PERSON		194,766

WITH	10	Shared Dispositive Power

		119,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	314,204

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	1.4

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) C. Ray Gash IRA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		19,888

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	19,888

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.1

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) C. Ray Gash

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		1,734

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		51,622

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	51,622

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.2

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners III LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2000 LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		119,322

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		119,322

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	119,322

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2001 LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		116

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		116

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	116

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.0

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		29

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		1,871,608

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,871,608

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	8.2

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Francine, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Nevada

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		1,091,531

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,091,531

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	4.8

14	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Coral Two Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Wyoming

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		570,280

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	570,280

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	2.5

14	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Craig Dobbs Campbell, Jr. 1992 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		83,333

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	83,333

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.4

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Susan Stephens Campbell 1992 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		83,333

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	83,333

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.4

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Elizabeth Chisum Campbell 1992 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		83,333

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	83,333

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.4

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Ray Gash Conns 2004 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		15,000

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	15,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.1

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Linda M. Gash Conns 2004 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Arkansas

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		30,000

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	30,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	0.1

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	208242107
Introductory Statement
This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends and supplements (i) the Statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons and (ii) Amendment No. 1 to the Statement filed on June 2, 2004 with the Commission by the reporting persons (collectively, the “Prior Filings” and collectively with this Amendment No. 2, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.
This Amendment No. 2 is being filed to reflect the information set forth below, including adding the following additional reporting persons: Stephens Investment Holdings LLC, Francine, Inc., Coral Two Corporation, Craig Dobbs Campbell, Jr. 1992 Trust, Susan Stephens Campbell 1992 Trust, Elizabeth Chisum Campbell 1992 Trust, Ray Gash Conns 2004 Trust, and Linda M. Gash Conns 2004 Trust.
ITEM 2. IDENTITY AND BACKGROUND
     Item 2 is amended and restated to read in its entirety as follows:
     (a) Name of reporting persons: Conn’s Voting Trust (the “Voting Trust”), SF Holding Corp. (formerly known as Stephens Group, Inc.), Stephens Inc., Bess C. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet Calhoun Stephens Trust, Warren and Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 1995 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 1995 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 1995 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust Two, W.R. Stephens, Jr. Children’s Trust, W.R. Stephens, III Trust, Arden Jewell Stephens Trust, Carol M. Stephens, W.R. Stephens, Jr. Revocable Trust, Pamela D. Stephens Trust One, MAM International Holdings, Inc., Curtis F. Bradbury, Jr., Douglas H. Martin, C. Ray Gash IRA, Stephens Investment Holdings LLC, Francine, Inc., Coral Two Corporation, Craig Dobbs Campbell, Jr. 1992 Trust, Susan Stephens Campbell 1992 Trust, Elizabeth Chisum Campbell 1992 Trust, Ray Gash Conns 2004 Trust, and Linda M. Gash Conns 2004 Trust (collectively, the “Trust Participants”), Stephens Investment Partners III LLC, Stephens Investment Partners 2000 LLC and Stephens Investment Partners 2001 LLC, Jackson T. Stephens Trust No. One, Warren A. Stephens Trust, Elizabeth S. Campbell Revocable Trust, Jon E.M. Jacoby, Douglas H. Martin IRA, and C. Ray Gash.
          (i) Steve Patterson is the Trustee of the Conn’s Voting Trust, a trust established by the Conn’s Voting Trust Agreement, executed by and among Mr. Patterson and the Trust Participants. Mr. Patterson is a citizen of the United States of America, has a business address of 349 Colony Drive, Naples, Florida 34108, and is principally employed as a financial consultant.
          (ii) SF Holding Corp. (formerly known as Stephens Group, Inc.) is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets. Its principal offices are located at 111 Center Street, Little Rock, Arkansas 72201.
               The voting stock of SF Holding Corp. is owned by the following entities, each of which is a trust formed under the laws of the State of Arkansas:
               (1) Jackson T. Stephens Trust No. One, Warren A. Stephens and Jon E.M. Jacoby, Trustees.
               (2) Warren A. Stephens Trust No. One, Warren A. Stephens, Trustee.
               (3) W.R. Stephens, Jr. Revocable Trust, W.R. Stephens, Jr. Trustee.
               (4) WRS Jr. Trust under Art 4 of the Pamela Diane Stephens Trust UID September 5, 1996, W.R. Stephens, Jr., Trustee.

CUSIP No.	208242107
               (5) Elizabeth S. Campbell Revocable Trust, Elizabeth S. Campbell, Trustee.
               (6) ESC Trust under Art 4 of the Pamela Diane Stephens Trust UID September 5, 1996, Elizabeth Stephens Campbell, Trustee.
               (7) Bess C. Stephens Revocable Trust, Bess C. Stephens, Trustee
Trusts (1) and (2) above have a business address of 111 Center Street, Little Rock, Arkansas 72201. Trusts (3) through (7) above have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.
               The control persons, directors and executive officers of SF Holding Corp., and their respective principal employments, are:
               (A) Warren A. Stephens, Co-Chairman of SF Holding Corp. and President and CEO of Stephens Inc.
               (B) Wilton R. Stephens, Jr., Co-Chairman of SF Holding Corp. and Co-Chairman and CEO of The Stephens Group, LLC.
               (C) Elizabeth S. Campbell, Director of SF Holding Corp. and Co-Chairman of The Stephens Group, LLC.
               (D) Douglas H. Martin, Director and Executive Vice President of SF Holding Corp.
               (E) Jon E.M. Jacoby, Executive Vice President of SF Holding Corp. and The Stephens Group, LLC.
               (F) Bess C. Stephens, Shareholder of SF Holding Corp.
               (G) Bill Steve Walker, President and CEO of Stephens Production Company, a division of SF Holding Corp.
Each of the persons listed above is a citizen of the United States of America. Mr. Martin and Warren A. Stephens have a business address of 111 Center Street, Little Rock, Arkansas 72201. The other persons listed above have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.
          (iii) Stephens Inc., an Arkansas corporation, is a broker-dealer registered with the NASD and a member of the New York Stock Exchange. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201.
          The voting stock of Stephens Inc. is owned by SI Holdings Inc., an Arkansas corporation with a business address of 111 Center Street, Little Rock, Arkansas 72201. All of the stock of SI Holdings Inc. is owned by Warren A. Stephens Trust No. 2, the principal offices of which are located at 111 Center Street, Little Rock, Arkansas 72201. Warren A. Stephens is the sole trustee. The directors and executive officers of Stephens Inc., and their respective principal employments, are Warren A. Stephens, Chairman, President and CEO of Stephens Inc., Curtis F. Bradbury, Jr., Director, Sr. Executive Vice President and Chief Operating Officer of Stephens Inc., Mark C. Doramus, Sr. Executive Vice President, Chief Financial Officer, Assistant to the President, R. Gregory Feltus, Sr. Executive Vice President, and the following Executive Vice Presidents: Brian Bush, Larry Bowden, Martha Byorum, J. Dale Dawson, Ellen Gray, John Green, Zoe Hines, David A. Knight, Douglas H. Martin, J. Mark McBryde, Kevin Scanlon, James D. Simpson, III, J. Warren Simpson, Michael R. Smith, Sr., William L. Tedford, Jr., Abraham R. Towbin, Sr., Kevin Wilcox, Kenneth Gunderman, and J. Brad Eichler.
          (iv) Jackson T. Stephens Trust No. One is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustees are Warren A. Stephens and Jon E.M. Jacoby.

CUSIP No.	208242107
          (v) Bess C. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustee is Bess C. Stephens.
          (vi) Warren A. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (vii) Warren A. Stephens Grantor Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet C. Stephens.
          (viii) Harriet Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet Calhoun Stephens.
          (ix) Warren and Harriet Stephens Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustees are John N. Calhoun and Curt Bradbury.
          (x) Warren Miles Amerine Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (xi) Warren Miles Amerine Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (xii) John Calhoun Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (xiii) John Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (xiv) Laura Whitaker Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (xv) Laura Whitaker Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (xvi) Grandchild’s Trust Two is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Caroline Stephens.
          (xvii) W.R. Stephens, Jr. Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustee is Carol A. Stephens.
          (xviii) W.R. Stephens, III Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustees are W.R. Stephens, Jr., William Steve Walker and Emon Mahoney, Jr.
          (xix) Arden Jewell Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustees are W.R. Stephens, Jr., William Steve Walker and Emon Mahoney, Jr.
          (xx) Carol M. Stephens has a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.

CUSIP No.	208242107
          (xxi) W.R. Stephens, Jr. Revocable Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustee is W.R. Stephens, Jr.
          (xxii) Pamela D. Stephens Trust One is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustees are W.R. Stephens, Jr., Elizabeth S. Campbell and Bess C. Stephens.
          (xxiii) MAM International Holdings, Inc. is a Nevada corporation with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its directors and executive officers are Elizabeth Stephens Campbell and Craig Campbell, Directors and Jon E.M. Jacoby, Executive Vice President and Chief Financial Officer.
          (xxiv) Elizabeth S. Campbell Revocable Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustee is Elizabeth S. Campbell.
          (xxv) Jon E.M. Jacoby is an Executive Vice President of SF Holding Corp. and The Stephens Group, LLC. His business address is 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.
          (xxvi) Curtis F. Bradbury, Jr. is a Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc.
          (xxvii) Douglas Martin IRA is a self-directed individual retirement account for which Stephens Inc. serves as custodian. Its business address is c/o Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201.
          (xxviii) Douglas Martin is an Executive Vice President of SF Holding Corp. His business address is 111 Center Street, Little Rock, Arkansas 72201.
          (xxix) C. Ray Gash IRA is a self-directed individual retirement account for which Stephens Inc. serves as custodian. Its business address is 16 Phellos Ct, Little Rock, Arkansas 72223.
          (xxx) C. Ray Gash is retired. His address is 16 Phellos Ct, Little Rock, Arkansas 72223.
          (xxxi) Stephens Investment Partners III LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers of Stephens Inc. and affiliated companies.
          (xxxii) Stephens Investment Partners 2000 LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers and employees of Stephens Inc. and affiliated companies.
          (xxxiii) Stephens Investment Partners 2001 LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers and employees of Stephens Inc. and affiliated companies.
          (xxxiv) Stephens Investment Holdings LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Curtis F. Bradbury, Jr., and Douglas H. Martin.

CUSIP No.	208242107
          (xxxv) Francine, Inc. is a Nevada corporation with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. It is engaged in the business of making private equity investments. The executive officers and control persons of the corporation are Jon E.M. Jacoby, Elizabeth Stephens Campbell and Craig Campbell.
          (xxxvi) Coral Two Corporation is a Wyoming corporation with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. It is engaged in the business of making private equity investments. Jon E.M. Jacoby is the president and sole director of the corporation.
          (xxxvii) Craig Dobbs Campbell, Jr. 1992 Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustees are Bess C. Stephens, W.R. Stephens, Jr. and Elizabeth S. Campbell.
          (xxxviii) Susan Stephens Campbell 1992 Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustees are Bess C. Stephens, W.R. Stephens, Jr. and Elizabeth S. Campbell.
          (xxxix) Elizabeth Chisum Campbell 1992 Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustees are Bess C. Stephens, W.R. Stephens, Jr. and Elizabeth S. Campbell.
          (xxxx) Ray Gash Conns 2004 Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustee is Linda M. Gash.
          (xxxxi) Linda M. Gash Conns 2004 Trust is a trust formed under the laws of the State of Arkansas with a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Its trustee is C. Ray Gash.
          (b) Except as noted below, during the past five years none of the reporting persons or the persons listed as directors, executive officers or shareholders of the reporting persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: In September 2002, the NASD accepted an offer of settlement in which Stephens Inc. consented to the entry of findings that in 2000 and 2001 it did not adequately comply with MSRB Rules G-12 and G-14 regarding the reporting of municipal securities trades to the National Securities Clearing Corporation. Stephens Inc. paid a $1,500 administrative penalty. On June 28, 2005 Stephens Inc. consented to a finding by the NASD that Stephens Inc., along with 19 other firms, failed to adequately report to the MSRB certain inter-dealer municipal transactions during the period from January 2003 through October 2004. Such failure constituted a violation of MSRB Rule G-27. Stephens Inc. received a censure and monetary fine in the amount of $110,000. On July 19, 2005, Stephens Inc. consented to a finding by the NASD that (i) during a period of time in May 2004 reviewed by NASD examiners, Stephens Inc. in certain instances, failed to properly prepare customer confirmations and improperly transmitted data to the Order Audit Trail System and (ii) the firm’s supervisory system did not provide for supervision reasonably designed to ensure compliance with the applicable rules. Such conduct violated SEC Rule 10b-10, NASD Marketplace Rule 6955 (a) and NASD Conduct Rules 2110 and 3010. Stephens Inc. received a censure and monetary fine in the amount of $12,500.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is supplemented by adding the following:
In addition to the market making activities of Stephens Inc. in the Common Stock, Stephens Inc. purchased 200,000 shares of the Common Stock in open market transactions between February 25, 2005 and May 10, 2005 at an average cost of $16.75 per share. The shares of Common Stock were purchased with working capital of Stephens Inc.

CUSIP No.	208242107
On January 24, 2007, Warren A. Stephens Trust transferred the beneficial ownership in its 1,871,549 shares of the Common Stock in the Voting Trust to Stephens Investments Holdings LLC for no consideration. Such shares remain subject to the Voting Trust Agreement.
On February 9, 2006, Elizabeth S. Campbell Revocable Trust transferred the beneficial ownership in its 1,091,531 shares of the Common Stock in the Voting Trust to Francine, Inc. for no consideration. Such shares remain subject to the Voting Trust Agreement.
On December 9, 2005, Jon E.M. Jacoby transferred the beneficial ownership in his 570,280 shares of the Common Stock in the Voting Trust to Coral Two Corporation for no consideration. Such shares remain subject to the Voting Trust Agreement.
On February 23, 2006, Pamela Diane Stephens Trust One transferred, for no consideration, its beneficial ownership in 499,999 of its shares of the Common Stock in the Voting Trust. 83,333 of such shares were transferred to each of Craig Dobbs Campbell, Jr. 1992, Susan Stephens Campbell 1992 Trust, and Elizabeth Chisum Campbell 1992 Trust, and 125,000 of such shares were transferred to each of W.R. Stephens, III and Arden Jewell Stephens Trust. All of such shares remain subject to the Voting Trust Agreement.
On June 3, 2005, Ray Gash transferred, for no consideration, the beneficial ownership in his 160,580 shares of the Common Stock in the Voting Trust. Of such shares of Common Stock, 100,580 shares were transferred to Linda M. Gash Conns 2004 Trust II and subsequently sold, 30,000 shares were transferred to Ray Gash Conns 2004 Trust, and 30,000 shares were transferred to Linda M. Gash Conns 2004 Trust. The remaining unsold shares continue to be subject to the Voting Trust Agreement.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is amended and restated to read in its entirety as follows:
     The Common Stock was acquired by the reporting persons primarily for investment purposes. The Common Stock acquired by Stephens Inc. subsequent to the initial public offering was acquired for trading purposes and for purposes of promoting an active market in the Common Stock by Stephens Inc. as a market maker for the Common Stock and not for any purpose of controlling or exercising control over the Company. Stephens Inc. may serve as financial advisor or provide other investment banking services to the Company. Collectively, the reporting persons beneficially own approximately 50.1% of the outstanding Common Stock.
     Stephens Inc. is a registered broker dealer and desires to engage in certain market making activities and other principal transactions in the Common Stock without the need to deliver a prospectus under current law and regulations. In order to do so, it is necessary that Stephens Inc. not be deemed an “affiliate” under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, the initial Trust Participants entered into the Voting Trust Agreement prior to the initial public offering of the Common Stock because certain relationships among them, Stephens Inc., and SF Holding Corp. may create an inference that Stephens Inc. is an affiliate of the Company under the Securities Act and the Exchange Act.
     The reporting persons regularly review, and evaluate strategies with respect to, their various investments, including their investment in the Issuer. As a consequence of such review, evaluation and other factors that the reporting persons deem relevant, they are presently considering various alternatives which may ultimately lead to one or more possible transactions with respect to their investment in the Issuer. In the course of such consideration, the reporting persons may discuss internally and with the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors, their holdings in the Issuer. Possible transactions may include the acquisition of additional shares or selected divestitures of shares of Common Stock of the Issuer, a going private transaction in the form of the acquisition of all outstanding shares of Common Stock not currently owned by the reporting persons, or another form of extraordinary transaction. In this regard, a representative of one of the reporting persons discussed the

CUSIP No.	208242107
above-mentioned consideration of the idea of a possible going private transaction with a member of management of the Issuer.
     In the event that the reporting persons determine to proceed with one or more extraordinary transaction, Stephens Inc. may elect to terminate its market making activities with respect to the Common Stock of the Issuer, and not to resume such market making activities under any circumstance where it would be deemed to be an affiliate of the Issuer. Such action would enable the reporting persons, in their discretion, and pursuant to the terms of the Voting Trust Agreement, to dissolve the Voting Trust Agreement and to vote their shares for or against an extraordinary transaction or any other matter presented to the shareholders for a vote, including any extraordinary transaction proposed by them. For so long as the Voting Trust Agreement remains in effect, the Trustee is obligated to vote the reporting persons’ shares held in the Voting Trust in the same manner as the shares held by the other shareholders.
     There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Issuer’s Common Stock, or enter into any discussions with respect to their investments, whether any such discussions will lead to any transaction, the terms of any such transaction, or the timing or certainty of any such transaction.
     Additionally, if the reporting persons were to submit a proposal to the Board of Directors of the Issuer with respect to any of the actions described above, the reporting persons are not aware of how the Board of Directors would react or whether the Board of Directors would support or take any action with respect to any proposal.
     In reaching any conclusions regarding their investments, the reporting persons will take into consideration a variety of factors, including, but not limited to, the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the reporting persons and other investment considerations.
     Except as noted above, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     The reporting persons reserve the right to change their intent at any time and to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     Mr. Martin, a director of SF Holding Corp. and an executive officer of Stephens Inc., and Mr. Jacoby serve on the board of directors of the Company.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is amended and restated to read in its entirety as follows:
     (a) The following table discloses the ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

CUSIP No.	208242107

		Percent of
		Outstanding
Name	Number of Shares	Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared

Conn’s Voting Trust(2)	11,178,244	48.8	11,178,244	0	0	0
SF Holding Corp.	921,538	4.0	0	0	921,538	0
Stephens Inc.(3)	324,300	1.4	152,312	22,789	301,511	22,789
Jackson T. Stephens Trust One	0	0	0	0	0	0
Bess C. Stephens Trust	208,105	0.9	0	0	208,105	0
Warren A. Stephens Trust	424	0	424	0	424	0
Warren A. Stephens Grantor Trust	168,498	0.7	0	0	168,498	0
Harriet C. Stephens Trust	739,100	3.2	0	0	739,100	0
Warren & Harriet Stephens Children’s Trust	918,123	4.0	0	0	918,123	0
Warren Miles Amerine Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Warren Miles Amerine Stephens Trust	4,356	0.0	0	0	4,356	0
John Calhoun Stephens 95 Trust	51,282	0.2	0	0	51,282	0
John Calhoun Stephens Trust	4,356	0.0	0	0	4,356	0
Laura Whitaker Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Laura Whitaker Stephens Trust	4,356	0.0	0	0	4,356	0
Grandchild’s Trust #2	565,100	2.5	0	0	565,100	0
W.R. Stephens, Jr. Children’s Trust	202,774	0.9	0	0	202,774	0
W.R. Stephens, III Trust	155,489	0.7	0	0	155,489	0
Arden Jewell Stephens Trust	155,489	0.7	0	0	155,489	0
Carol M. Stephens(4)	214,793	0.9	0	0	12,019	202,774
W.R. Stephens, Jr. Revocable Trust	1,163,378	5.1	424	0	1,162,954	0
Pamela D. Stephens Trust One	1,182,864	5.2	0	0	1,182,864	0
MAM International Holdings, Inc.	250,331	1.1	0	0	250,331	0
Elizabeth S. Campbell Revocable Trust	0	0	0	0	0	0
Jon E.M. Jacoby(5)	613,868	2.7	43,588	0	613,868	0
Curtis F. Bradbury, Jr.(6)	1,409,702	6.1	785	119,438	372,141	1,037,561
Douglas H. Martin IRA	9	0	9	0	9	0
Douglas H. Martin(7)	314,204	1.4	40,352	119,438	194,766	119,438
C. Ray Gash IRA	19,888	0.1	0	0	19,888	0
C. Ray Gash(8)	51,622	0.2	1,734	0	51,622	0
Stephens Investment Partners III LLC	0	0.0	0	0	0	0
Stephens Investment Partners 2000 LLC	119,322	0	119,322	0	119,322	0
Stephens Investment Partners 2001 LLC	116	0	116	0	116	0
Warren A. Stephens(9)	3,250,346	14.2	152,341	142,227	2,186,581	1,063,765
Harriet C. Stephens(10)	907,598	4.0	0	0	907,598	0
Bess C. Stephens(11)	1,868,741	8.2	0	0	0	1,868,741

CUSIP No.	208242107

		Percent of
		Outstanding
Name	Number of Shares	Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
W.R. Stephens, Jr.(12)	3,517,353	15.3	424	0	1,162,954	2,354,399
Elizabeth S. Campbell(13)	2,774,722	12.1	0	0	0	2,774,722
Stephens Investments Holdings LLC	1,871,608	8.2	29	0	1,871,608	0
Francine, Inc.	1,091,531	4.8	0	0	1,091,531	0
Coral Two Corporation	570,280	2.5	0	0	570,280	0
Craig Dobbs Campbell, Jr. 1992 Trust	83,333	0.4	0	0	83,333	0
Susan Stephens Campbell 1992 Trust	83,333	0.4	0	0	83,333	0
Elizabeth Chisum Campbell 1992 Trust	83,333	0.4	0	0	83,333	0
Ray Gash Conns 2004 Trust	15,000	0.1	0	0	15,000	0
Linda M. Gash Conns 2004 Trust	30,000	0.1	0	0	30,000	0
Steve Patterson, Voting Trustee	11,178,244	48.8	11,178,244	0	0	0

(1)	Based on 22,923,038 shares outstanding on the date of filing of this Amendment No. 2.

(2)	Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the company for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions.

(3)	Includes 149,199 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power; 152,312 shares held in inventory accounts as to which Stephens Inc. has sole voting power and sole dispositive power, and 22,789 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.

(4)	Includes 12,019 shares beneficially owned by Ms. Stephens which have been contributed to the Voting Trust and as to which Ms. Stephens has no voting power and sole dispositive power, and 202,774 shares beneficially owned by W.R. Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as co-trustee with Bess Stephens, has no voting power and shared dispositive power.

(5)	Includes 570,280 shares beneficially owned by Coral Two Corporation which have been contributed to the Voting Trust and as to which Mr. Jacoby, as President and sole Director, has no voting power and sole dispositive power, and 3,588 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 40,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 2 as to which Mr. Jacoby has sole voting power and sole dispositive power.

(6)	Includes 217,510 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power, and 785 shares owned individually as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Martin, as a co-manager of the LLCs, has shared voting power and shared dispositive power. Also includes 51,282 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and

CUSIP No.	208242107

Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole manager of the trusts, has no voting power and sole dispositive power.

(7)	Includes 9 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, 154,414 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power, and 343 shares owned individually as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Martin, as a co-manager of the LLCs, has shared voting power and shared dispositive power. Also includes 40,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 2 as to which Mr. Martin has sole voting power and sole dispositive power.

(8)	Includes 19,888 shares beneficially owned by Ray Gash IRA and 30,000 shares beneficially owned by Linda M. Gash Conns 2004 Trust for which Mr. Gash serves as sole trustee which have been contributed to the Voting Trust and as to which Mr. Gash has no voting power and sole dispositive power. Also includes 1,734 shares owned directly as to which Mr. Gash has sole voting power and sole dispositive power.

(9)	Includes 921,538 shares beneficially owned by SF Holding Corp. which have been contributed to the Voting Trust and as to which Mr. Stephens, as Co-Chairman of S.F. Holding Corp. with W.R. Stephens, Jr., has no voting power and shared dispositive power, and includes 141,600 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 152,312 shares owned directly by Stephens Inc. as to which Mr. Stephens has sole voting power and sole dispositive power, and 22,789 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 424 shares beneficially owned by Warren A. Stephens Trust and 4,356 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 1,871,549 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 29 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 119,322 shares directly owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Stephens, as a co-manager, has shared voting power and shared dispositive power. Total does not includes shares owned by Mr. Stephens wife, Harriet C. Stephens.

(10)	Includes 739,100 shares beneficially owned by Harriet C. Stephens Trust and 168,498 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Total does not include shares owned by Warren A. Stephens.

(11)	Includes 208,105 shares beneficially owned by Bess C. Stephens Trust, 1,182,863 shares beneficially owned by Pamela Diane Stephens Trust One, and 83,333 shares beneficially owned by each of Elizabeth Chisum Campbell 1992 Trust, Susan Stephens Campbell 1992 Trust and Craig Dobbs Campbell, Jr. 1992 Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as co-trustee with W.R. Stephens, Jr. and Elizabeth S. Campbell, has no voting power and shared dispositive power. Also includes 227,774 shares beneficially owned by W.R. Stephens, Jr. Children’s Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as co-trustee with Carol Stephens, has no voting power and shared dispositive power.

(12)	Includes 921,538 shares beneficially owned by SF Holding Corp. which have been contributed to the Voting Trust and as to which Mr. Stephens, as Co-Chairman of S.F. Holding Corp. with Warren A. Stephens, has no voting power and shared dispositive power. Also includes 1,162,530 shares beneficially owned by W.R. Stephens, Jr. Revocable Trust which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee, has no voting power and sole dispositive power. Also includes 424 shares owned directly by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 1,182,863 shares beneficially owned by Pamela Diane Stephens Trust One, and 83,333 shares beneficially owned by each of Elizabeth Chisum Campbell 1992 Trust, Susan Stephens Campbell 1992 Trust and

CUSIP No.	208242107

Craig Dobbs Campbell, Jr. 1992 Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as co-trustee with Bess C. Stephens and Elizabeth S. Campbell, has no voting power and shared dispositive power.

(13)	Includes 250,330 shares beneficially owned by MAM International Holdings, Inc. and 1,091,531 shares beneficially owned by Francine, Inc. as to which Ms. Stephens has no voting power and shared dispositive power. Also includes 1,182,862 shares beneficially owned by Pamela Diane Stephens Trust One and 83,333 shares beneficially owned by each of Elizabeth Chisum Campbell 1992 Trust, Susan Stephens Campbell 1992 Trust and Craig Dobbs Campbell, Jr. 1992 Trust, which have been contributed to the Voting Trust and as to which Ms. Stephens, as co-trustee with Bess C. Stephens and W.R. Stephens, Jr., has no voting power and shared dispositive power.
     (b) Jackson T. Stephens Trust No. One ceased to own any shares of the Common Stock on May 10, 2006. Elizabeth S. Campbell Revocable Trust ceased to own any shares of the Common Stock on February 9, 2006. Douglas H. Martin IRA ceased to own any shares of the Common Stock on December 5, 2005. Stephens Investment Partners III ceased to own any shares of the Common Stock on December 6, 2006.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Agreement to File Joint Schedule 13D

2.	Consent to Voting Trust Agreement by Ray Gash Conns 2004 Trust

3.	Consent to Voting Trust Agreement by Linda Gash

4.	Consent to Voting Trust Agreement by Linda Gash Conns 2004 Trust

5.	Consent to Voting Trust Agreement by Linda Gash Conns 2004 Trust II

6.	Consent to Voting Trust Agreement by Coral Two Corporation

7.	Consent to Voting Trust Agreement by Francine, Inc.

8.	Consent to Voting Trust Agreement by Elizabeth Chisum Campbell 1992 Trust

9.	Consent to Voting Trust Agreement by Craig Dobbs Campbell 1992 Trust

10.	Consent to Voting Trust Agreement by Susan Stephens Campbell 1992 Trust

11.	Consent to Voting Trust Agreement by W.R. Stephens, III Trust

12.	Consent to Voting Trust Agreement by Arden Jewell Stephens Trust

13.	Consent to Voting Trust Agreement by Stephens Investments Holdings LLC

14.	Power of Attorney executed by certain of the reporting persons

15.	Power of Attorney executed by Grandchild’s Trust #2

16.	Power of Attorney executed by Douglas H. Martin

17.	Power of Attorney executed by Conn’s Voting Trust

18.	Power of Attorney executed by certain of the reporting persons

CUSIP No.	208242107
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14, 2007
Date

/s/ David A. Knight

David A. Knight, as attorney in fact for Conn’s Voting Trust, SF Holding Corp., Stephens Inc., Jackson T. Stephens Trust No. One, Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Doug Martin IRA, Douglas H. Martin, Stephens Investment Partners III LLC, Stephens Investment Partners 2000 LLC, Stephens Investment Partners 2001 LLC, and Stephens Investments Holdings LLC.

/s/ Ronald M. Clark

Ronald M. Clark, as attorney in fact for Bess C. Stephens Trust, W.R. Stephens, Jr. Children’s Trust, W.R. Stephens, III Trust, Arden Jewell Stephens Trust, Carol M. Stephens, W.R. Stephens, Jr. Revocable Trust, Pamela D. Stephens Trust One, MAM International Holdings, Inc., Elizabeth S. Campbell Revocable Trust, Jon E.M. Jacoby, C. Ray Gash, IRA, C. Ray Gash, Francine, Inc., Coral Two Corporation, Craig Dobbs Campbell, Jr. 1992 Trust, Susan Stephens Campbell 1992 Trust, Elizabeth Chisum Campbell 1992 Trust, Ray Gash Conns 2004 Trust, Linda M. Gash Conns 2004 Trust.